EQ ADVISORS TRUST

1290 Avenue of the Americas

New York, New York 10104

August 16, 2011

VIA EDGAR

Ms. Debbie Skeens

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Post-Effective Amendment No. 83 to the Registration Statement on Form

N-1A of EQ Advisors Trust (File Nos. 333-17217 and 811-07953)

Dear Ms. Skeens:

In connection with the filing by EQ Advisors Trust (“Registrant”) of Post-Effective Amendment No. 83 to its Registration Statement on Form N-1A, the Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) comments by the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to staff comments on the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

EQ ADVISORS TRUST

By:	/s/ Patricia Louie
Patricia Louie Vice President and Secretary